UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-41990

Mobile-health Network Solutions

(Exact name of registrant as specified in its charter)

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

+65 6222 5223

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Entry into a Strategic Cooperation Memorandum of Understanding and Sale and Purchase Agreement.

As previously disclosed, on March 16, 2026, Mobile-health Network Solutions (the “Company”) entered into a definitive Sale and Purchase Agreement (“SPA”) to acquire 100% of the issued share capital of PP GRID SDN. BHD. (“PPG”) from the sole shareholder of PPG (the “PPG Shareholder”), subject to certain customary closing conditions.

On April 22, 2026, the Company entered into a Supplemental Agreement to the SPA (the “Supplemental Agreement”), pursuant to which the Sole Shareholder agrees to procure and transfer an additional 35MW of data centre capacity into PPG (the “Transfer”) by no later than the agreed long stop date, in exchange for additional purchase consideration of up to US$ 3,000,000, to be determined by independent valuation.

The Supplemental Agreement will only become effective and form part of the SPA upon completion of the Transfer in accordance with its terms. The Company will provide further updates as appropriate.

The Supplemental Agreement is attached to this Current Report on Form 6-K as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the material terms of the Supplemental Agreement does not purport to be complete and is qualified in its entirety by reference to the exhibit attached hereto.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding the ability to successfully execute on the plans and undertakings contemplated in the agreements discussed in this report.

Additional forward-looking statements can be identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.manadr.com/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Supplemental Agreement dated April 22, 2026.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mobile-health Network Solutions

Date: April 24, 2026	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer